Filed under Rule 433

File No. 333-124916

Group creates Wichita’s first ‘public’ REIT

(As published in the Wichita Business Journal Vol. 20 No. 49, December 2, 2005)

Lainie Mazzullo

A group of real estate and investment professionals have created Wichita’s newest “public” company — a real estate investment trust called Advisors REIT I Inc.

The REIT is selling 1 million shares of stock at $10 each to raise up to $10 million by Jan. 31. Minimum purchase is 1,000 shares. The REIT’s stock will not be publicly traded but is considered public because it must file public reports with the Securities and Exchange Commission.

The initial offering is being made only to customers of Dimensions Investment Management Inc., headed by Shawn Sokolosky, who will serve as a director of the REIT.

Once the money is raised, members of the REIT plan to invest in as many as eight properties by the end of 2006.

The REIT’s prospectus was approved Nov. 17 by the SEC. The prospectus notes that the REIT was formed “in response to the disillusionment with the existing REIT market, which Dimensions’ principals perceived as being rife with conflicts of interest and related-party payments, which unnecessarily reduce the return on a noninsider’s investment.”

This REIT will be different, Sokolosky says, because it will be self-administered and self-managed, which will create a more efficient use of investors’ money, eliminating fees.

Marlin Penner, president of John T. Arnold Associates, will lead the way in finding property to invest in. The group will target properties in Kansas, Colorado, Iowa, Missouri, Oklahoma, Nebraska, Arizona, New Mexico, Nevada, Texas and Georgia.

The anticipated portfolio would include 40 percent in retail/office space, 40 percent in manufacturing/warehouse space and 20 percent in other property, such as ground lease or apartment.

Penner will bring potential properties to to the board of directors. Developers Mike Boyd and Paul Jackson will act as advisers, but the ultimate decision on what properties to invest in will lie with the board.

Jim Fritzemeier, president of the REIT, estimates that along with the final payout by 2017, investors will have to wait one year following the close of the offering to begin receiving distributions. The goal is to distribute at least 90 percent of the REIT’s taxable income on a yearly basis.

As president, Fritzemeier will receive a salary of $60,000 a year. The other directors and advisory directors will be compensated at $150 an hour based on actual time spent on company business.

Unlike most REITs, no percentage fees will be paid to the principals, nor will they be paid any commission. In addition, investors won’t be limited by a cap on the amount of money they can earn.

Mike Biggs, a partner with Biggs Wilkerson law firm and counsel with the REIT, says the uniqueness of the REIT — the only one in Kansas — was met with some doubt by SEC officials. He says they aren’t used to a REIT that doesn’t charge fees.

“It’s a different environment out there in this post-Enron era,” Biggs says. “When you do something unique, they’re skeptical.”

Barry Vinocur, editor of California-based Realty Stock Review, agrees that Advisors REIT I is unique because of its nonfee structure and the fact that it’s internally managed.

Vinocur says the main challenge he sees in getting started is the lack of experience the principals have in operating a REIT.

“It’s very hard, in my experience, if people haven’t done it before,” Vinocur says.

Fritzemeier admits that there are risks with the venture, and says those risks are laid out in detail in the prospectus. But he’s confident in the experience he and the other members of the REIT have.

“As is the case with all businesses, it depends on the people on the team, their expertise, connections and their track record of success,” Fritzemeier says.

REACH LAINIE MAZZULLO at 266-6191 or on the Web at lmazzullo@bizjournals.com.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, the issuer will arrange to send you the prospectus if you request it by calling toll-free 1-800-793-9398 or you may e-mail a request to jim@advisorsreit.com.